Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2024	December 31, 2023	January 1, 2023
ASSETS		(see Note 2d)
Current assets:
Cash	$24,304	$54,182	$21,587
Accounts receivable	401,652	421,427	413,925
Inventory	41,398	35,272	35,158
Assets held for sale (Note 11)	5,203	-	-
Total current assets	472,557	510,881	470,670
Non-current assets:
Income tax recoverable	696	682	1,602
Deferred tax assets	27,767	73,662	455
Property, plant and equipment	2,296,079	2,338,088	2,303,338
Intangibles	15,566	17,310	19,575
Right-of-use assets	63,708	63,438	60,032
Finance lease receivables	4,938	5,003	-
Investments and other assets	6,685	9,971	20,451
Total non-current assets	2,415,439	2,508,154	2,405,453
Total assets	$2,887,996	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$282,810	$350,749	$404,350
Income taxes payable	3,059	3,026	2,991
Current portion of lease obligations	19,263	17,386	12,698
Current portion of long-term debt (Note 5)	952	2,848	2,287
Total current liabilities	306,084	374,009	422,326

Non-current liabilities:
Share-based compensation (Note 7)	10,339	16,755	47,836
Provisions and other	7,408	7,140	7,538
Lease obligations	54,010	57,124	52,978
Long-term debt (Note 5)	787,008	914,830	1,085,970
Deferred tax liabilities	62,047	73,515	28,946
Total non-current liabilities	920,812	1,069,364	1,223,268
Equity:
Shareholders’ capital (Note 8)	2,337,079	2,365,129	2,299,533
Contributed surplus	76,656	75,086	72,555
Deficit	(915,629)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	158,602	147,476	159,714
Total equity attributable to shareholders	1,656,708	1,575,662	1,230,529
Non-controlling interest (Note 12)	4,392	-	-
Total equity	1,661,100	1,575,662	1,230,529
Total liabilities and equity	$2,887,996	$3,019,035	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue (Note 3)	$477,155	$446,754	$1,434,157	$1,430,983
Expenses:
Operating	311,467	288,002	936,383	888,039
General and administrative	23,263	44,177	97,079	83,057
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	142,425	114,575	400,695	459,887
Depreciation and amortization	75,073	73,192	227,104	218,823
Gain on asset disposals	(3,323)	(2,438)	(14,235)	(15,586)
Foreign exchange	849	363	772	(894)
Finance charges (Note 6)	16,914	19,618	53,472	63,946
Gain on repurchase of unsecured senior notes	-	(37)	-	(137)
Loss (gain) on investments and other assets	(150)	(3,813)	(330)	6,075
Earnings before income taxes	53,062	27,690	133,912	187,660
Income taxes:
Current	2,297	2,047	4,659	4,008
Deferred	11,582	5,851	32,853	41,130
	13,879	7,898	37,512	45,138
Net earnings	$39,183	$19,792	$96,400	$142,522
Net earnings per share attributable to shareholders: (Note 9)
Basic	$2.77	$1.45	$6.74	$10.45
Diluted	$2.31	$1.45	$6.73	$9.84

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Net earnings	$39,183	$19,792	$96,400	$142,522
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(16,104)	39,180	30,409	3,322
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	9,536	(24,616)	(19,283)	(1,484)
Comprehensive income	$32,615	$34,356	$107,526	$144,360

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$39,183	$19,792	$96,400	$142,522
Adjustments for:
Long-term compensation plans	2,620	11,577	14,490	9,200
Depreciation and amortization	75,073	73,192	227,104	218,823
Gain on asset disposals	(3,323)	(2,438)	(14,235)	(15,586)
Foreign exchange	815	1,275	965	(13)
Finance charges	16,914	19,618	53,472	63,946
Income taxes	13,879	7,898	37,512	45,138
Other	27	-	120	(220)
Loss (gain) on investments and other assets	(150)	(3,813)	(330)	6,075
Gain on repurchase of unsecured senior notes	-	(37)	-	(137)
Income taxes paid	(508)	(187)	(4,842)	(2,395)
Income taxes recovered	58	4	58	7
Interest paid	(31,692)	(35,500)	(69,435)	(79,702)
Interest received	426	227	1,558	562
Funds provided by operations	113,322	91,608	342,837	388,220
Changes in non-cash working capital balances	(33,648)	(3,108)	(23,545)	(57,904)
Cash provided by operations	79,674	88,500	319,292	330,316

Investments:
Purchase of property, plant and equipment	(63,797)	(51,546)	(157,747)	(146,378)
Purchase of intangibles	(51)	(847)	(51)	(1,524)
Proceeds on sale of property, plant and equipment	5,647	6,698	21,825	20,724
Proceeds from sale of investments and other assets	-	10,013	3,623	10,013
Business acquisitions	-	-	-	(28,000)
Purchase of investments and other assets	(7)	(3,211)	(7)	(5,282)
Receipt of finance lease payments	207	64	591	64
Changes in non-cash working capital balances	19,149	4,551	(9,266)	(6,774)
Cash used in investing activities	(38,852)	(34,278)	(141,032)	(157,157)

Financing:
Issuance of long-term debt	10,900	23,600	10,900	162,649
Repayments of long-term debt	(59,658)	(49,517)	(162,506)	(288,538)
Repurchase of share capital (Note 8)	(16,891)	-	(50,465)	(12,951)
Issuance of common shares from the exercise of options	495	-	686	-
Debt amendment fees	-	-	(1,317)	-
Lease payments	(3,586)	(2,410)	(10,005)	(6,413)
Funding from non-controlling interest (Note 12)	4,392	-	4,392	-
Cash used in financing activities	(64,348)	(28,327)	(208,315)	(145,253)
Effect of exchange rate changes on cash	(403)	251	177	(428)
Increase (decrease) in cash	(23,929)	26,146	(29,878)	27,478
Cash, beginning of period	48,233	22,919	54,182	21,587
Cash, end of period	$24,304	$49,065	$24,304	$49,065

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$-	$1,575,662
Net earnings for the period	-	-	-	96,400	96,400	-	96,400
Other comprehensive income for the period	-	-	11,126	-	11,126	-	11,126
Share options exercised	978	(292)	-	-	686	-	686
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	-	-	20,367	-	20,367
Share repurchases (Note 8)	(51,050)	-	-	-	(51,050)	-	(51,050)
Redemption of non-management directors share units	176	(176)	-	-	-	-	-
Share-based compensation expense	-	3,517	-	-	3,517	-	3,517
Funding from non-controlling interest (Note 12)	-	-	-	-	-	4,392	4,392
Balance at September 30, 2024	$2,337,079	$76,656	$158,602	$(915,629)	$1,656,708	$4,392	$1,661,100

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controllng interest	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529	$-	$1,230,529
Net earnings for the period	-	-	-	142,522	142,522	-	142,522
Other comprehensive income for the period	-	-	1,838	-	1,838	-	1,838
Settlement of Executive Performance and Restricted Share Units	19,206	-	-	-	19,206	-	19,206
Share repurchases	(12,951)	-	-	-	(12,951)	-	(12,951)
Redemption of non-management directors share units	757	-	-	-	757	-	757
Share-based compensation expense	-	1,834	-	-	1,834	-	1,834
Balance at September 30, 2023	$2,306,545	$74,389	$161,552	$(1,158,751)	$1,383,735	$-	$1,383,735

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2023.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2023, except as noted in Note 2 (d).

These condensed interim consolidated financial statements were approved by the Board of Directors on October 29, 2024.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2023.

(c) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) has also released two Exposure Drafts on the Proposed Canadian Sustainability Disclosure Standards which are aligned with the ISSB, in which the comment period closed on June 10, 2024 . Final CSSB standards are anticipated to be issued later in 2024.

The Canadian Securities Administrators (CSA) have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting and disclosure requirements for Canadian public companies. Until such time as the CSA and CSSB make final decisions on sustainability standards for Canada, there is no requirement for public companies in Canada to adopt sustainability standards. Precision continues to monitor the development of these reporting requirements as it progresses with its determination of the financial and disclosure-related implications of complying with these regulations.

(d) Change in Accounting Policy

The Corporation has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. They clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period.

5

Due to the change in policy, there is a retrospective impact on the comparative statement of financial position, as the Corporation has a Deferred Share Unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least 12 months. As such, the liability is impacted by the revised policy. The following presentation changes were made to the Statement of Financial Position:

•	As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The related liability is now classified as current at September 30, 2024 because the DSUs can be redeemed by the holders within 12 months after the reporting period. The Corporation's other liabilities were not impacted by the amendments.

The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$143,624	$3,199	$-	$-	$146,823
Canada	215,109	69,875	-	(2,074)	282,910
International	47,422	-	-	-	47,422
	$406,155	$73,074	$-	$(2,074)	$477,155

Day rate/hourly services	$403,902	$73,074	$-	$(195)	$476,781
Shortfall payments/idle but contracted	54	-	-	-	54
Other	2,199	-	-	(1,879)	320
	$406,155	$73,074	$-	$(2,074)	$477,155

Three Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$179,827	$4,262	$-	$(6)	$184,083
Canada	172,546	53,311	-	(1,541)	224,316
International	38,355	-	-	-	38,355
	$390,728	$57,573	$-	$(1,547)	$446,754

Day rate/hourly services	$380,519	$57,573	$-	$(146)	$437,946
Shortfall payments/idle but contracted	8,136	-	-	-	8,136
Other	2,073	-	-	(1,401)	672
	$390,728	$57,573	$-	$(1,547)	$446,754

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Nine Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$443,656	$11,210	$-	$-	$454,866
Canada	617,115	214,777	-	(6,955)	824,937
International	154,354	-	-	-	154,354
	$1,215,125	$225,987	$-	$(6,955)	$1,434,157

Day rate/hourly services	$1,207,438	$225,987	$-	$(550)	$1,432,875
Shortfall payments/idle but contracted	54	-	-	-	54
Other	7,633	-	-	(6,405)	1,228
	$1,215,125	$225,987	$-	$(6,955)	$1,434,157

Nine Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$655,154	$11,946	$-	$(23)	$667,077
Canada	503,312	166,311	-	(5,013)	664,610
International	99,296	-	-	-	99,296
	$1,257,762	$178,257	$-	$(5,036)	$1,430,983

Day rate/hourly services	$1,226,836	$178,257	$-	$(383)	$1,404,710
Shortfall payments/idle but contracted	15,377	-	-	-	15,377
Turnkey drilling services	8,988	-	-	-	8,988
Other	6,561	-	-	(4,653)	1,908
	$1,257,762	$178,257	$-	$(5,036)	$1,430,983

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 58% (2023 – 46%) of consolidated revenue for the nine months ended September 30, 2024 and 41% (2023 – 37%) of consolidated total assets as at September 30, 2024. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$406,155	$73,074	$-	$(2,074)	$477,155
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	133,235	19,741	(10,551)	-	142,425
Depreciation and amortization	67,215	5,436	2,422	-	75,073
Gain on asset disposals	(2,331)	(946)	(46)	-	(3,323)
Total assets	2,495,082	251,955	140,959	-	2,887,996
Capital expenditures	58,000	5,648	200	-	63,848

Three Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$390,728	$57,573	$-	$(1,547)	$446,754
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	131,701	14,118	(31,244)	-	114,575
Depreciation and amortization	67,431	3,485	2,276	-	73,192
Gain on asset disposals	(2,402)	(22)	(14)	-	(2,438)
Total assets	2,494,557	172,127	141,517	-	2,808,201
Capital expenditures	48,517	2,818	1,058	-	52,393

NineMonthsEnded September 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,215,125	$225,987	$-	$(6,955)	$1,434,157
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	406,662	50,786	(56,753)	-	400,695
Depreciation and amortization	204,999	15,314	6,791	-	227,104
Gain on asset disposals	(8,885)	(2,463)	(2,887)	-	(14,235)
Total assets	2,495,082	251,955	140,959	-	2,887,996
Capital expenditures	143,253	13,495	1,050	-	157,798

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Nine Months Ended September 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,257,762	$178,257	$-	$(5,036)	$1,430,983
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	468,302	39,031	(47,446)	-	459,887
Depreciation and amortization	201,137	10,854	6,832	-	218,823
Gain on asset disposals	(14,688)	(736)	(162)	-	(15,586)
Total assets	2,494,557	172,127	141,517	-	2,808,201
Capital expenditures	138,716	7,043	2,143	-	147,902

A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, depreciation and amortization to net earnings is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$142,425	$114,575	$400,695	$459,887
Deduct:
Depreciation and amortization	75,073	73,192	227,104	218,823
Gain on asset disposals	(3,323)	(2,438)	(14,235)	(15,586)
Foreign exchange	849	363	772	(894)
Finance charges	16,914	19,618	53,472	63,946
Gain on repurchase of unsecured senior notes	-	(37)	-	(137)
Loss (gain) on investments and other assets	(150)	(3,813)	(330)	6,075
Income taxes	13,879	7,898	37,512	45,138
Net earnings	$39,183	$19,792	$96,400	$142,522

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NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities

	September 30,		December 31,		September 30,	December 31,
	2024		2023		2024	2023

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	-	US$	-	$-	$1,915
U.S. Real Estate Credit Facility		704		704	952	933
	US$	704	US$	704	$952	$2,848

Long-Term Debt
Canadian Real Estate Credit Facility		-		-	-	24,018
U.S. Real Estate Credit Facility		4,307		7,685	5,825	10,181
Unsecured Senior Notes:
7.125% senior notes due 2026		184,330		273,330	249,269	362,096
6.875% senior notes due 2029		400,000		400,000	540,920	529,904
	US$	588,637	US$	681,015	796,014	926,199
Less net unamortized debt issue costs and original issue discount					(9,006)	(11,369)
					$787,008	$914,830

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$-	$-	$1,915	$933	$-	$2,848
Long-term	-	892,000	24,018	10,181	(11,369)	914,830
December 31, 2023	-	892,000	25,933	11,114	(11,369)	917,678
Changes from financing cash flows:
Proceeds from Senior Credit Facility	10,900	-	-	-	-	10,900
Repayment of unsecured senior notes	-	(121,012)	-	-	-	(121,012)
Repayment of Senior Credit Facility	(10,982)	-	-	-	-	(10,982)
Repayment of Real Estate Credit Facility	-	-	(25,933)	(4,579)	-	(30,512)
	(82)	770,988	-	6,535	(11,369)	766,072
Amortization of debt issue costs	-	-	-	-	2,366	2,366
Foreign exchange adjustment	82	19,201	-	242	(3)	19,522
September 30, 2024	$-	$790,189	$-	$6,777	$(9,006)	$787,960

Current	$-	$-	$-	$952	$-	$952
Long-term	-	790,189	-	5,825	(9,006)	787,008
September 30, 2024	$-	$790,189	$-	$6,777	$(9,006)	$787,960

On June 28, 2024, Precision extended its Senior Credit Facility’s maturity date, revised the available borrowing capacity, and amended certain terms of the facility. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million.

As at September 30, 2024, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facility.

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	Covenant	As of September 30, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.02
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	7.66
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	7.66
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Interest:
Long-term debt	$15,341	$17,990	$49,008	$58,863
Lease obligations	1,122	948	3,204	2,719
Other	17	105	266	293
Income	(416)	(342)	(1,761)	(702)
Amortization of debt issue costs, loan commitment fees and original issue discount	850	917	2,755	2,773
Finance charges	$16,914	$19,618	$53,472	$63,946

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non- Management Directors’ DSUs (b)	Total
December 31, 2023	$16,114	$64,042	$8,367	$88,523
Expensed during period	7,904	19,033	1,873	28,810
Settlement in shares	(2,012)	(18,355)	-	(20,367)
Payments and redemptions	(13,030)	(40,016)	-	(53,046)
Foreign exchange	2	5	-	7
September 30, 2024	$8,978	$24,709	$10,240	$43,927

Current	$6,823	$16,525	$10,240	$33,588
Long-term	2,155	8,184	-	10,339
	$8,978	$24,709	$10,240	$43,927

(a)                 Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2023	276,094	794,743
Granted	91,778	158,380
Redeemed	(180,989)	(450,726)
Forfeited	(7,768)	(5,404)
September 30, 2024	179,115	496,993

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(b)                 Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director DSU plan is presented below:

DSUs Outstanding
December 31, 2023	116,280
Granted	6,676
September 30, 2024	122,956

Equity Settled Plans

(c)                 Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2023	46,740	$96.90
Granted	61,930	79.84
Redeemed	(15,570)	96.90
Forfeited	(608)	96.90
September 30, 2024	92,492	$85.48

Included in net earnings for the three and nine months ended September 30, 2024 were expenses of $1 million (2023 – $1 million) and $3 million (2023 – $1 million) respectively.

(d)                 Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable
December 31, 2023	23,055	$87.00 — 145.97	$113.01	23,055
Exercised	(925)	87.00 — 87.00	87.00
Forfeited	(10,170)	145.97 — 145.97	145.97
September 30, 2024	11,960	$87.00 — 87.00	$87.00	11,960

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2023	128,398	$51.20 — 111.47	85.80	128,398
Exercised	(6,485)	68.80 — 68.80	68.80
Forfeited	(61,861)	68.80 — 111.47	106.37
September 30, 2024	60,052	$51.20 — 72.46	66.45	60,052

(e)                 Non-Management Directors – Deferred Share Unit Plans

Effective May 16, 2024, Precision instituted a new DSU plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. The deferred share units are redeemable for an equal number of common shares on the date specified in an eligible director’s participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date. The number of deferred share units granted is based upon the weighted average closing price of Precision shares on the Toronto Stock Exchange for the five trading days immediately prior to payout.

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A summary of the activity under the non-management director DSU plans is presented below:

DSUs Outstanding
December 31, 2023	1,470
Granted	3,296
Redeemed	(1,956)
September 30, 2024	2,810

Included in net earnings for the three and nine months ended September 30, 2024 were expenses of $0.4 million (2023 – nil).

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2023	14,336,539	$2,365,129
Settlement of PSUs and RSUs	265,143	21,846
Share options exercised	7,410	978
Share repurchases	(543,778)	(51,050)
Redemption of non-management directors share units	1,956	176
September 30, 2024	14,067,270	$2,337,079

(a)                 Normal Course Issuer Bid

During the third quarter of 2024, the Toronto Stock Exchange (TSX) approved the renewal of Precision's Normal Course Issuer Bid (NCIB). Pursuant to the NCIB, the Corporation has been authorized by the TSX to repurchase and cancel up to a maximum of 1,359,108 common shares. The NCIB will terminate no later than September 18, 2025. Prior to the renewal of the NCIB, Precision had repurchased and cancelled 543,778 common shares for $50 million and recorded $1 million of share buy back tax in 2024.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings and weighted average shares outstanding used in computing basic and diluted net earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net earnings attributable to shareholders – basic	$39,183	$19,792	$96,400	$142,522
Effect of share options and other equity compensation plans	(4,802)	-	-	3,679
Net earnings attributable to shareholders – diluted	$34,381	$19,792	$96,400	$146,201

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2024	2023	2024	2023
Weighted average shares outstanding – basic	14,142	13,607	14,312	13,643
Effect of share options and other equity compensation plans	748	3	5	1,215
Weighted average shares outstanding – diluted	14,890	13,610	14,317	14,858

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NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the U.S. Real Estate Credit Facility are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at September 30, 2024 was approximately $790 million (December 31, 2023 – $867 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. ASSETS HELD FOR SALE

Precision has committed to sell certain assets contained within the Contract Drilling and Completion and Production Services segments. The identified assets were previously acquired through business acquisitions and subsequently deemed as redundant. Accordingly, these assets were presented as held for sale at September 30, 2024 as sales efforts have been initiated and expected to be completed within one year. At September 30, 2024, property, plant and equipment with a carrying amount of $5 million remained reclassified as assets held for sale.

NOTE 12. NON-CONTROLLING INTEREST

On September 26, 2024, Precision formed a Partnership with two Indigenous partners to provide well servicing operations in northeast British Columbia. Precision contributed $4 million in assets to the Partnership.

Precision holds a controlling interest in the Partnership and the portions of the net earnings and equity not attributable to Precision’s controlling interest are shown separately as Non-Controlling Interests (NCI) in the consolidated statements of net earnings and consolidated statements of financial position.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2024 TRADING PROFILE

Toronto (TSX: PD)

High: $109.20

Low: $80.94

Close: $83.29

Volume Traded: 5,477,400

New York (NYSE: PDS)

High: US$79.07

Low: US$59.98

Close: US$61.65

Volume Traded: 3,298,504

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

Alice L. Wong

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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